UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

InFinT Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G47862100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47862100	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS InFinT Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,733,084
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,733,084
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,733,084
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G47862100	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Alexander Edgarov
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,733,084
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,733,084
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,733,084
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G47862100	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

InFinT Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

32 Broadway, Suite 401, New York, NY, 10004

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of each of the following persons (the “Reporting Persons”):

(i)	InFinT Capital LLC
(ii)	Alexander Edgarov

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 32 Broadway, Suite 401, New York, NY, 10004.

Item 2(c).	Citizenship:

InFinT Capital LLC is a Delaware limited liability company, and Alexander Edgarov is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”).

Item 2(e).	CUSIP Number:

G47862100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. G47862100	13G	Page 5 of 8 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for the Reporting Person and is incorporated herein by reference for the Reporting Person.

InFinT Capital LLC (the “Sponsor”) holds 5,733,084 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), representing approximately 22.3% of the outstanding Class A Ordinary Shares, on an as-converted basis. The Class B Ordinary shares will automatically convert Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statements on Form S-1 (File Nos. 333-256310 and 333-261199) and have no expiration date.

The securities described above are held directly by the Sponsor. Alexander Edgarov is the sole member of the Sponsor and has dispositive and voting control of the securities held of record by the Sponsor, and may be deemed to beneficially own such securities. Alexander Edgarov disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is calculated based upon 19,999,880 shares of Class A Ordinary Shares outstanding as of December 1, 2021, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on December 1, 2021, adjusted for the Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. G47862100	13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G47862100	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 17, 2022

INFINT CAPITAL LLC

By:	/s/ Yuta N. Delarck
Name:	Yuta N. Delarck
Title:	Attorney-in-Fact*

/s/ Yuta N. Delarck
Yuta N. Delarck, Attorney-in-Fact for Alexander Edgarov*

* The Power of Attorney given by InFinT Capital LLC and Alexander Edgarov were previously filed as exhibits 24.1 to the Form 3s filed by InFinT Capital LLC and Alexander Edgarov with the SEC on March 17, 2022, respectively and is herein incorporated by reference.

CUSIP No. G47862100	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:	March 17, 2022

INFINT CAPITAL LLC

By:	/s/ Yuta N. Delarck
Name:	Yuta N. Delarck
Title:	Attorney-in-Fact*

/s/ Yuta N. Delarck
Yuta N. Delarck, Attorney-in-Fact for Alexander Edgarov*

* The Power of Attorney given by InFinT Capital LLC and Alexander Edgarov were previously filed as exhibits 24.1 to the Form 3s filed by InFinT Capital LLC and Alexander Edgarov with the SEC on March 17, 2022, respectively and is herein incorporated by reference.